UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __January 1, 2025__ AND ENDING __December 31, 2025__
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Revere Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

560 Lexington Avenue, 16th Floor
                              (No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Oseas Zuluaga	212-688-2098	ozuluaga@reveresecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RDG + Partners, PLLC
                              (Name – if individual, state last, first, and middle name)

10 Winthrop St.	Rochester	NY	14607
(Address)	(City)	(State)	(Zip Code)

7/13/2010	5175
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Oseas Zuluaga _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Revere Securities LLC _____, as of December 31 _____, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public

IVI HAXHAJ
Notary Public - State of New York
NO. 01HA6434503
Qualified in Queens County
My Commission Expires Jun 6, 2026

Signature: _____

Title: _____
Chief Financial Officer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Revere Securities LLC

Financial Statements
December 31, 2025

REVERE SECURITIES LLC

Table of Contents

RDG + Partners

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Revere Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Revere Securities, LLC as of December 31, 2025, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Revere Securities, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Revere Securities, LLC's management. Our responsibility is to express an opinion on Revere Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Revere Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained on pages 14 and 15 has been subjected to audit procedures performed in conjunction with the audit of Revere Securities, LLC's financial statements. The supplemental information is the responsibility of Revere Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

RDG + Partners PLLC

We have served as Revere Securities, LLC's auditor since 2016.

Rochester, New York

March 26, 2026

RDG + Partners, PLLC
10 Winthrop Street, Rochester, NY 14607 * Tel 585.673.2600
www.1rdg.com

REVERE SECURITIES LLC

Statement of Financial Condition
December 31, 2025

ASSETS

Cash	$ 960,739
Cash - restricted	6,141,837
Marketable securities, at fair value	255,140
Receivable from clearing brokers	589,962
Other receivables	325,895
Prepaid expenses	173,601
Property and equipment, net	75,047
Due from related parties, net	1,784,033
Operating lease right-of-use asset	578,851
Deposit	82,868
	$ 10,967,973

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accrued commissions, expenses and other liabilities	$ 5,568,571
Due to clearing broker	44
Note payable	149,474
Operating lease liability	627,750
	6,345,839
MEMBER'S EQUITY	4,622,134
	$ 10,967,973

See Accompanying Notes to Financial Statements.

REVERE SECURITIES LLC

Statement of Income
For the Year Ended December 31, 2025

REVENUES	
Investment banking	$ 18,901,932
Commission income	12,679,705
Management fees	556,027
Principal transactions	339,113
Other income	664,188
	33,140,965
EXPENSES	
Commissions	21,085,931
Compensation and benefits	3,955,453
Clearing and execution	1,221,016
Administrative and general	623,972
Settlement expense	413,443
Occupancy	381,683
Professional fees	358,946
Insurance	341,266
Registration and quote fees	259,327
Travel and entertainment	233,471
Credit loss	93,638
Consulting fees	38,031
Depreciation expense	5,697
	29,011,874
INCOME BEFORE PROVSION FOR INCOME TAXES	4,129,091
PROVISION FOR INCOME TAXES	
New York pass-through entity tax	(145,328)
New York City unincorporated business tax	(203,800)
	(349,128)
NET INCOME	$ 3,779,963

REVERE SECURITIES LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2025

BALANCE AT JANUARY 1, 2025	$ 2,742,171
Member distributions	(1,900,000)
Net income	3,779,963
BALANCE AT DECEMBER 31, 2025	$ 4,622,134

REVERE SECURITIES LLC

Statement of Cash Flows
For the Year Ended December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$ 3,779,963
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	5,697
Noncash commission expense	34,050
Credit loss expense	93,638
Unrealized loss on marketable securities	58,635
Net changes in operating assets and liabilities affecting cash flows:	
Sales of marketable securities, net	104,967
Receivable from clearing brokers	1,453,498
Other receivables	(330,513)
Due from related parties	(440,467)
Prepaid expenses	(127,447)
Accrued commissions, expenses and other liabilities	870,934
Due to clearing broker	(549,172)
Operating lease right-of-use asset and liability, net	4,957
Net cash provided by operating activities	4,958,740

CASH FLOWS FROM FINANCING ACTIVITIES:

Principal payments on note payable	(526)
Member distributions	(900,000)
Net cash used in financing activities	(900,526)

NET INCREASE IN CASH AND RESTRICTED CASH	4,058,214

CASH AND RESTRICTED CASH:

Beginning of year	3,044,362
End of year	$ 7,102,576

AS PRESENTED IN THE ACCOMPANYING STATEMENT OF FINANCIAL CONDITION:

Cash	$ 960,739
Cash - restricted	6,141,837
	$ 7,102,576

SUPPLEMENTAL CASH FLOW INFORMATION:

Cash paid for amounts included in measurement of operating lease liability	$ 387,331
Cash paid for income taxes - New York pass-through entity tax	$ 255,000
Noncash financing activity - accrued distributions	$ 1,000,000

See Accompanying Notes to Financial Statements.

5

REVERE SECURITIES LLC

Notes to Financial Statements
For the Year Ended December 31, 2025

1. **ORGANIZATION**

   Revere Securities LLC (the Company), a wholly-owned subsidiary of Revere Investment Holdings LLC (Holdings), is a broker/dealer registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company, headquartered in New York City with offices in Florida and Massachusetts, executes principal and agency transactions in listed and over-the-counter securities and engages in investment advisory and investment banking services throughout the United States. The Company also earns commissions from negotiating the sale of annuity contracts. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. The Company does not carry securities accounts for its customers nor does it provide custodial functions related to those securities.

   The Company is engaged in a single line of business as a securities broker/dealer, primarily executing principal and agency transactions in listed and over-the-counter securities and performing investment advisory and investment banking services. The Company uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the Company uses excess net capital (see Note 9), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the business activities are managed using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Basis of Accounting – The accompanying financial statements have been presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

   Cash – The Company considers all cash in banks and short-term investments with original maturities of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk. At December 31, 2025, the Company had $6,141,837 of restricted cash representing a deposits with its clearing brokers.

   Receivable from Clearing Brokers – Represents amounts due from the Company's clearing brokers. The Company applies Financial Accounting Standards Board (FASB) Accounting Standards Update No. 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. Accordingly, the Company measures its allowance for credit losses based on an evaluation of historical internal and external information and past experience of the receivable aging, adjusted for current economic conditions, and supportable forecasts about future events that affect the collectability of receivables. Specific factors considered in measuring the expected amount of receivables collected include the current payor-specific risk characteristics, current and forecasted future financial condition, the credit rating of payors, the past payment history and forecasted payment ability, and other factors such as changes in the economy due to interest, inflation and unemployment levels. As of the date of these financial statements, management believes that the receivables are fully collectible. Accordingly, no allowance for estimated credit losses has been recorded at December 31, 2025. At December 31, 2025 and 2024, the receivables from clearing brokers totaled $589,962 and $2,043,460, respectively.

REVERE SECURITIES LLC

Notes to Financial Statements
For the Year Ended December 31, 2025

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (*Continued*)

Other Receivables – Other receivables consist of loans made to various advisors as incentives. Pursuant to the agreements, certain of the loans will be forgiven by the Company and included as compensation upon the employees meeting the agreed-upon length of service requirements. At December 31, 2025, the loans totaled $17,000 and are included in other receivables in the accompanying statement of financial condition. There was no allowance for credit losses at December 31, 2025.

Marketable Securities – Marketable securities are recorded at fair value based upon quoted market prices. Realized gains and losses are determined on the basis of the cost of the specific investments sold and are credited or charged to earnings on a trade date basis. The Company classifies its securities as trading securities; as such, realized and unrealized gains and losses are recorded in the statement of income.

Property and Equipment – Property and equipment are stated at cost. Depreciation over the estimated useful lives of the assets is provided using the straight-line method for financial reporting purposes. Leasehold improvements are amortized over the shorter of the useful life of the assets or the remaining lease term. Maintenance and repairs are expensed as incurred; significant betterments are capitalized.

Revenue Recognition – The Company records security transactions, including commission income, on a trade-date basis as securities transactions occur. Commissions from the sale of annuity products are recorded when the related annuity contracts have been signed. Investment banking and advisory fees are recorded when the related services have been completed. See Note 3 for further details.

Income Taxes – The Company is a single member LLC which is wholly-owned by Holdings. As a single member LLC, the Company is a disregarded entity for income tax purposes; accordingly, no income tax provision has been reflected in the accompanying financial statements, except for the New York pass-through entity tax (PTET) and New York City unincorporated business tax (NYCBT).

During the year ended December 31, 2025, the Company elected to pay a Pass-Through Entity Tax for its member in the amount of $145,328, pursuant to the New York pass-through entity tax provisions. Such PTET liability is allowed as a credit on the income tax returns of the member for state tax purposes. In accordance with IRS Notice 2020-75, the PTET liability will be allowed as a deduction on the Company's federal tax return. Additionally, the Company is subject to the NYCBT which is an tax levied on the net income of unincorporated business entities operating in New York City. At December 31, 2025, the Company had refundable PTET of $113,936 which is included in prepaid expenses in the accompanying statement of financial condition.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB Accounting Standards Codification (ASC) 740, *Income Taxes*. Under this guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. As of December 31, 2025, the Company had no unrecognized tax benefits recorded in the financial statements.

Holdings files consolidated tax returns which include the income or loss of the Company. Those tax returns may be subject to examination by taxing authorities, however at December 31, 2025 there were none in progress. Management believes that Holdings is no longer subject to audit for years prior to 2022.

REVERE SECURITIES LLC

Notes to Financial Statements
For the Year Ended December 31, 2025

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Recently Adopted Accounting Standard – In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which enhances the transparency of income tax disclosures, including additional disaggregation of the effective tax rate reconciliation and income taxes paid. The Company adopted this standard on January 1, 2025. The adoption did not have a material impact on the Company's financial position, results of operations, or cash flows, as the guidance affects disclosures only.

Pursuant to the ASU 2023-09, the following table reconciles the U.S. federal statutory income tax rate to the Company's effective income tax rate:

	Amount	%
U.S. federal statutory rate for Limited Liability Companies	$ -	0.0%
New York pass-through entity tax	145,328	3.6%
New York City unincorporated business tax	203,800	4.9%
	$ 349,128	8.5%

Annual income taxes paid are disaggregated by federal, state and significant individual jurisdictions as follows for the year ended December 31, 2025:

New York pass-through entity tax	$ 255,000

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses reported in the financial statements. Actual results could differ from those estimates.

Subsequent Events – Management has evaluated events and transactions that occurred between January 1, 2026 and March 26, 2026, which is the date these financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

3. REVENUE RECOGNITION

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to: (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

REVERE SECURITIES LLC

3. REVENUE RECOGNITION *(Continued)*

Commission Income – Commission income represents sales commissions generated by advisors for their clients' purchases and sales of various financial instruments. The Company views the selling, distribution and marketing, or any combination thereof, of investment products as a single performance obligation to the product sponsors. The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis. The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date, and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by the investment product and is based on the amount of purchase and commission schedule for that particular product. Trailing commission revenue is based on a percentage of the current market value of clients' investment holdings in trail-eligible assets and is recognized over the period the services are performed.

Management Fees – Management fees are earned over the period in which the services are provided.

Principal Transactions – The Company's principal transaction revenue represents fees earned from the underwriting of certain securities. Revenue is recognized upon satisfaction of the related performance obligation which is completion of the underlying transaction.

Investment Banking – Investment banking revenue is recorded when the performance obligation for the transaction is satisfied under the terms of each engagement, typically at a point in time upon the closing of the related transaction.

Other Income – The Company's other revenues consist of money market rebates, margin interest rebates, postage and handling rebates and other interest income which is recognized on a monthly basis as earned in accordance with the Company's clearing agreement.

4. INVESTMENTS IN MARKETABLE SECURITIES

The cost and fair value of investments in marketable securities were as follows at December 31, 2025:

	Cost Basis	Unrealized Losses	Fair Value
Equity securities	$ 223,656	$ (58,635)	$ 165,021
Cash	90,119	-	90,119
	$ 313,775	$ (58,635)	$ 255,140

Fair Value of Financial Instruments – The fair value of the Company's financial instruments is determined using available market information and appropriate valuation methodologies. The Company's principal financial instruments consist of: cash and cash equivalents, receivables, and payables. At December 31, 2025, cash and cash equivalents, receivables and payables, as a result of their short maturities and liquidity, are carried at amounts which reasonably approximate fair value.

9

REVERE SECURITIES LLC

Notes to Financial Statements
For the Year Ended December 31, 2025

4. **INVESTMENT IN MARKETABLE SECURITIES** (*Continued*)

Fair Value of Financial Instruments (Continued) – Under FASB ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC 820 establishes a three-level hierarchy for disclosure to show the extent and level of judgment used to estimate fair value measurements.

The three levels of the fair value hierarchy under FASB ASC 820 are as follows:

- *Level 1* – Inputs to the valuation methodology that consist of unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

- *Level 2* – Inputs to the valuation methodology which include: (1) quoted prices for similar assets or liabilities in active markets, (2) quoted prices for identical or similar assets or liabilities in inactive markets, (3) inputs other than quoted prices that are observable for the asset or liability, and (4) inputs that are corroborated by observable market data by correlation or other means.

- *Level 3* – Inputs to the valuation methodology that are unobservable and are significant to the overall fair value measurement.

As of December 31, 2025, the Company's cash and cash equivalents, receivables and payables are recorded at cost which approximated fair value due to their short-term maturities. As such, the fair value hierarchy has not been applied in valuing any of these financial instruments.

The Company values its equity securities using closing prices as reported on active national exchanges. This method may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's investments at fair value as of December 31, 2025:

	Level 1	Level 2	Level 3	Total
Equity securities	$ 165,021	$ -	$ -	$ 165,021
Cash	90,119	-	-	90,119
	$ 255,140	$ -	$ -	$ 255,140

10

REVERE SECURITIES LLC

Notes to Financial Statements
For the Year Ended December 31, 2025

5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2025:

Leasehold improvements	$	85,456
Equipment		50,753
Furniture and fixtures		30,850
		167,059
Less: accumulated depreciation		(92,012)
	$	75,047

6. NOTE PAYABLE

The Company has a note payable to the United States Small Business Administration under its Economic Injury Disaster Loan assistance program. The note bears interest at 3.75% per annum and requires monthly installments of $731, including principal and interest, commencing July 2021 through July 2050, with accrued interest being paid first. The note is collateralized by substantially all of the Company's assets. At December 31, 2025, the outstanding balance of the note was $149,474.

Future minimum principal payments are as follows for the years ending December 31:

2026	$	3,222
2027		3,345
2028		3,472
2029		3,605
2030		3,742
Thereafter		132,088
	$	149,474

7. RELATED PARTY TRANSACTIONS

Related Party Income – During the year ended December 31, 2025, the Company recorded management fees of $556,027 from Revere Wealth Management, LLC (RWM), which is a wholly-owned subsidiary of Holdings. The management fees are derived from investment advisory income of RWM, net of expenses. The Company incurs and pays expenses on behalf of RWM and earns a management fee related to these services.

Due from Related Parties – Represents amounts owed by Revere Capital Advisors, LLC (RCA), RWM, and Revere Investment Holdings (RIH), all affiliated entities related through common ownership, primarily related to the Company's expense sharing agreement, management fees and various other activities. Additionally, the amount also includes advances receivable from an officer of the Company.

REVERE SECURITIES LLC

7. RELATED PARTY TRANSACTIONS *(Continued)*

Due from Related Parties (Continued) – A summary of the activity in the account follows for the year ended December 31, 2025:

	Balance at January 1, 2025	Advances	Repayments	Balance at December 31, 2025
Due from RWM	$ 280,731	$ 241,675	$ -	$ 522,406
Due from RIH	805,831	1,549,293	(1,355,000)	1,000,124
Due from RCA	263,142	116,682	(36,186)	343,638
Due from officer	137,500	261,503	(137,500)	261,503
Due from former officer	200,000	-	(200,000)	--
	1,687,204	2,169,153	(1,728,686)	2,127,671
Less: allowance for credit losses	(250,000)	-	(93,638)	(343,638)
	$ 1,437,204	$ 2,169,153	$ (1,822,324)	$ 1,784,033

At December 31, 2025, an allowance for credit loss of $343,638 was recorded against the due from RCA and is included in credit loss expense in the accompanying statement of income.

Expense Sharing Arrangement – The Company and RCA share various expenses including rent, telephone, insurance, payroll and others. During the year ended December 31, 2025, the related expenses paid by (reimbursed to) the Company are recorded in the accompanying financial statements as follows:

Occupancy	$ (65,361)
Payroll	(33,120)
Telephone	5,864
Other	4,987
	$ (87,630)

8. COMMITMENTS AND CONTINGENCIES

Lease Obligations – The Company leased three offices during 2025 - one located in Florida, one located in Massachusetts, and one located in New York. The Florida agreement was renewed through February 2028 and provides for monthly base rentals ranging from $3,713 to $4,017 over the term of the agreement plus additional amounts for the Company's proportionate share of operating expenses. The Massachusetts lease matured in October 2024 and was renewed through January 2028, requiring monthly base rental payments ranging from $10,350 to $10,800 over the term of the agreement, plus additional amounts for the Company's proportionate share of operating expenses. The New York lease matures in February 2027 and requires monthly base rental payments of $20,811 over the term of the agreement, plus additional amounts for the Company's proportionate share of operating expenses.

The Company applies the provisions of ASC Topic 842 to its lease agreements. Accordingly, the Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed.

REVERE SECURITIES LLC

Notes to Financial Statements
For the Year Ended December 31, 2025

8. **COMMITMENTS AND CONTINGENCIES** *(Continued)*

Lease Obligations (Continued) – The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the incremental borrowing rate which is the rate of interest the Company would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured over the lease term at the amount of the remeasured lease liability (i.e. present value of the remaining lease payments), plus unamortized initial direct costs, plus or minus any prepaid or accrued lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

At December 31, 2025, the Company had a $627,750 operating lease liability and a $578,851 operating lease right-of-use asset on its statement of financial condition calculated using an incremental borrowing rate of 6.5%. The weighted average remaining lease term for all leases is 1.68 years. Total rent expense for 2025 was $381,683. Future minimum rent payments required under these agreements follow:

2026	$ 422,449
2027	218,893
2028	18,835
Total contractual future minimum rental payments	660,177
Less: imputed interest	(32,427)
Operating lease liability at December 31, 2025	$ 627,750

Legal Proceedings – In the normal course of business, the Company may be named as a defendant in lawsuits and may be involved in certain regulatory investigations and proceedings. During the year ended December 31, 2025, the Company was involved with several legal proceedings. Two of these proceedings were settled totaling $404,700, of which a total of $774,814 was paid, including settlements accrued at December 31, 2024. At December 31, 2025, $69,886 is included in accrued expenses in the accompanying statement of financial condition. It is in the opinion of management after consultation with legal counsel, that there are no matters pending against the Company that would have a material effect on the financial statement of the Company as of March 26, 2026.

Retirement Plan – The Company maintains a 401(k) profit sharing plan for substantially all employees. Eligible participants can elect to contribute to the plan in accordance with Internal Revenue Code contribution limits. The Company's contributions to the plan are made at the discretion of the Board of Directors. There were no Company contributions made during the year ended December 31, 2025.

Off-Balance Sheet Credit Risk – In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

REVERE SECURITIES LLC

Notes to Financial Statements
For the Year Ended December 31, 2025

8. **COMMITMENTS AND CONTINGENCIES** *(Continued)*

Off-Balance Sheet Credit Risk (Continued) – The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally agrees to indemnify them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. The Company uses an unaffiliated clearing broker-dealer to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealer to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. The Company does not expect nonperformance by customers. Based on experience, the Company does not believe any potential losses will be material.

9. **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2025, the Company had net capital of $2,144,637, which was $1,760,171 in excess of its required net capital of $384,466, and a ratio of aggregate indebtedness to net capital of 2.689 to 1.0.

* * * * * * * * * *

REVERE SECURITIES LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ended December 31, 2025

1. Total member's equity from statement of financial condition	$ 4,622,134
2. Deduct: member's equity not allowable for net capital	-
3. Total member's equity qualified for net capital	4,622,134
4. Add:	
A. Liabilities subordinated to claims for general creditors allowable in computation of net capital	-
B. Other (deductions) or allowable credits	-
5. Total capital and allowable subordinated liabilities	4,622,134
6. Deductions and/or charges:	
A. Total non-allowable assets from statement of financial condition	(2,439,226)
B. Security demand note deficiency	-
C. Commodity futures contracts and spot commodities	-
D. Other deductions and/or charges	-
7. Other additions and/or allowable credits	-
8. Net capital before haircuts on securities positions	2,182,908
9. Haircuts on securities:	
A. Contractual securities commitments	-
B. Subordinated securities borrowings	-
C. Trading and investment securities:	
1. Exempted securities	-
2. Debt securities	-
3. Options	-
4. Other securities	-
D. Undue concentration	(38,271)
E. Other	-
10. Net capital	$ 2,144,637

(Continued)

15

REVERE SECURITIES LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ended December 31, 2025

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11.	Minimum net capital required (6 2/3% of line 19)	$ 384,466
12.	Minimum dollar net capital requirement of reporting broker and dealer	$ 100,000
13.	Net capital requirement (greater of line 11 or 12)	$ 384,466
14.	Excess net capital (line 10 less line 13)	$ 1,760,171
15.	Net capital less greater of 10% of line 19 or 120% of line 12	$ 1,567,938

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A. I. liabilities from statement of financial condition	$ 5,766,988
17.	Add:	
	A. Drafts for immediate credit	-
	B. Market value of securities borrowed for which no equivalent value is paid or credited	-
	C. Other unrecorded amounts	-
18.	Deduct: adjustment based on deposits in special reserve accounts	
19.	Total aggregate indebtedness	$ 5,766,988
20.	Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)	268.90%

Reconciliation with Computation Included in Part IIA of Focus Report as of December 31, 2025:

Net capital, as originally reported in the Company's Part II (unaudited) FOCUS report	$ 2,737,732
Audit adjustments to cash, receivables, marketable securities and operating lease assets	331,237
Audit adjustments to bank loans, accounts payable and accrued expenses	(920,209)
Other audit adjustments	(4,123)
Net capital, per audited financial statements	$ 2,144,637

(Concluded)

REVERE SECURITIES LLC

Report of Exemption Claimed Under C.F.R.§240.15c3-3(k)
December 31, 2025

To the best of my knowledge and belief, Revere Securities LLC claims exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) and (ii) (the exemption provision) for the entire year ended December 31, 2025.

To the best of my knowledge and belief, Revere Securities LLC has met the identified exemption provision under 17 C.F.R. §240.15c3-3(k)(2)(i) and (ii) throughout the entire year ended December 31, 2025 as described in paragraph (d)(4)(iii) of this section without exception.

Oseas Zuluaga, Chief Financial Officer

RDG + Partners

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Revere Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Revere Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Revere Securities, LLC claimed an exemptions from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (k)(2)(ii) (exemption provisions) and (2) Revere Securities, LLC stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. Revere Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Revere Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RDG + Partners PLLC

Rochester, New York

March 26, 2026

RDG + Partners, PLLC
10 Winthrop Street, Rochester, NY 14607 * Tel 585.673.2600
www.1rdg.com

REVERE SECURITIES LLC

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2025

Computation for determination of reserve requirements and information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission are inapplicable since the Company is exempt from such rule pursuant to paragraphs (k)(2)(i) and (ii).

RDG + Partners

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Revere Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of Revere Securities, LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

RDG + Partners PLLC

Rochester, New York

March 26, 2026

RDG + Partners, PLLC
10 Winthrop Street, Rochester, NY 14607 * Tel 585.673.2600
www.1rdg.com

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
REVERE SECURITIES LLC	8-30511

For the fiscal period beginning 1/1/2025 and ending 12/31/2025

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 33,140,965.00
2	Additions:		
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
b	Net loss from principal transactions in securities in trading accounts.		
c	Net loss from principal transactions in commodities in trading accounts.		
d	Interest and dividend expense deducted in determining item 1.		
e	Net loss from management of or participation in the underwriting or distribution of securities.		
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
g	Net loss from securities in investment accounts.	$ 28,797.00	
h	Add lines 2a through 2g. This is your **total additions**.		$ 28,797.00
3	Add lines 1 and 2h		$ 33,169,762.00
4	Deductions:		
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
b	Revenues from commodity transactions.		
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
d	Reimbursements for postage in connection with proxy solicitations.		
e	Net gain from securities in investment accounts.		
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
h	Other revenue not related either directly or indirectly to the securities business.	$ 605,365.00	

Deductions in excess of $100,000 require documentation

5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income			
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)	$ 33,865.00		
c	Enter the greater of line 5a or 5b		$ 33,865.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions**.			$ 639,230.00

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended ___12/31/2025___

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 32,530,532.00
8	Multiply line 7 by .0015. This is your **General Assessment**.			$ 48,795.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed _2025_ SIPC-6 or 6A		$ 24,918.00	
11 a	Overpayment(s) applied on all _2025_ SIPC-6 and 6A(s)	$ 0.00		
b	Any other overpayments applied	$ 0.00		
c	All payments applied for _2025_ SIPC-6 and 6A(s)	$ 24,918.00		
d	Add lines 11a through 11c		$ 24,918.00	
12	**LESSER** of line 10 or 11d.			$ 24,918.00
13 a	Amount from line 8		$ 48,795.00	
b	Amount from line 9		$ 0.00	
c	Amount from line 12		$ 24,918.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 23,877.00
14	Interest (see instructions) for __21__ days late at 20% per annum			$ 275.00
15	**Amount you owe SIPC**. Add lines 13d and 14.			$ 24,152.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No. 8-30511	*Designated Examining Authority* DEA: FINRA	*FYE* 2025	*Month* Dec
MEMBER NAME MAILING ADDRESS	REVERE SECURITIES LLC 560 LEXINGTON 16TH FLR NEW YORK, NY 10022		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

REVERE SECURITIES LLC	Scott H Fullman
(Name of SIPC Member)	(Authorized Signatory)
3/23/2026	sfullman@reveresecurities.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.